SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ____________________________
                                Amendment No. 4
                                  Schedule TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     Of the Securities Exchange Act of 1934
                          ____________________________
                            Mylan Laboratories Inc.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                          ____________________________
                    Common Stock, par value $0.50 per share
                        (Titles of Class of Securities)
                          ____________________________
                                   628530107
                     (CUSIP Number of Class of Securities)
                          ____________________________

                              Edward J. Borkowski
                            Chief Financial Officer
                            Mylan Laboratories Inc.
                              1500 Corporate Drive
                         Canonsburg, Pennsylvania 15317
                                 (724) 514-1800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Persons)
                          ____________________________
                                   Copies To:

                              Roger S. Aaron, Esq.
                             Eric L. Cochran, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                                 (212) 735-3000


/_/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
/_/   third-party tender offer subject to Rule 14d-1.
/X/   issuer tender offer subject to Rule 13e-4.
/_/   going-private transaction subject to Rule 13e-3.
/_/   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /_/

                  This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on June 16, 2005, as amended and supplemented by Amendment No. 1 to Schedule TO filed with the Commission on June 17, 2005, Amendment No. 2 to Schedule TO filed with the Commission on July 11, 2005, and Amendment No. 3 to Schedule TO filed with the Commission on July 15, 2005, by Mylan Laboratories Inc., a Pennsylvania corporation ("Mylan" or the "Company"), in connection with Mylan's offer to purchase for cash up to 48,780,487 shares of its common stock, par value $0.50 per share, including the associated preferred stock purchase rights (the "Common Stock"), or such lesser number of shares of Common Stock as are properly tendered and not properly withdrawn (the "Shares"), at a price not greater than $20.50 nor less than $18.00 per Share, net to the seller in cash, without interest. Mylan's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 2005 ("Offer to Purchase"), and in the related Letter of Transmittal ("Letter of Transmittal") which, as amended or supplemented from time to time, together constitute the offer.

                  All information in the Offer to Purchase and in the related Letter of Transmittal is hereby expressly incorporated in this Amendment No. 4 to Schedule TO by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

         On July 17, 2005, the Company issued a press release announcing the preliminary results of the tender offer, which expired at 12:00 midnight, New York City time, on Friday, July 15, 2005. A copy of the press release is filed as Exhibit (a)(5)(F) to this Schedule TO and is incorporated herein by reference.

ITEM 12.          Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

         (a)(5)(F) Press release issued by Mylan on July 17, 2005.

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            MYLAN LABORATORIES INC.


                                            By:  /s/EDWARD J. BORKOWSKI
                                                ------------------------------
                                            Name: Edward J. Borkowski
                                            Title: Chief Financial Officer


Date:  July 18, 2005

                               INDEX TO EXHIBITS


       Exhibit
       Number           Document
       -------          --------

       (a)(1)(A)        Offer to Purchase dated June 16, 2005.*****
       (a)(1)(B) Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).****
       (a)(1)(C)        Notice of Guaranteed Delivery.****
       (a)(1)(D)        Letter to Shareholders, dated June 16, 2005.*****
       (a)(1)(E) Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*****
       (a)(1)(F)        Letter to Clients for use by Brokers, Dealers, Banks,
                        Trust Companies and Other Nominees.****
       (a)(1)(G)        Letter from Mylan Laboratories Inc. to Participants in
                        its Profit Sharing 401(k) Plan.****
       (a)(5)(A)        Form of Summary Advertisement.*****
       (a)(5)(B)        Press Release issued by the registrant on June 16,
                        2005.*****
       (a)(5)(C)        Press Release issued by the registrant on July 6,
                        2005.***
       (a)(5)(D)        Press Release issued by the registrant on July 11,
                        2005.***
       (a)(5)(E)        Press Release issued by the registrant on July 15,
                        2005.**
       (a)(5)(F)        Press Release issued by the registrant on July 17,
                        2005.*
       (b) Commitment Letter from Merrill Lynch Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of June 13, 2005.*****
       (d)(1) Rights Agreement dated as of August 22, 1996, between the registrant and American Stock Transfer & Trust Co., filed as Exhibit 4.1 to Form 8-K filed with the SEC on September 3, 1996, and incorporated herein by reference.
       (d)(2) Amendment to Rights Agreement dated as of November 8, 1999, between the registrant and American Stock Transfer & Trust Co., filed as Exhibit 1 to Form 8-A/A, filed with the SEC on March 31, 2000.
       (d)(3) Amendment No. 2 to Rights Agreement dated as of August 13, 2004, between the registrant and American Stock Transfer & Trust Company, filed as Exhibit 4.1 to the Report on Form 8-K filed with the SEC on August 16, 2004, and incorporated herein by reference.
       (d)(4) Amendment No. 3 to Rights Agreement dated as of September 8, 2004, between the registrant and American Stock Transfer & Trust Company, filed as Exhibit 4.1 to the Report on Form 8-K filed with the SEC on September 9, 2004, and incorporated herein by reference.
       (d)(5) Amendment No. 4 to Rights Agreement dated as of December 2, 2004, between the registrant and American Stock Transfer & Trust Company, filed as Exhibit 4.1 to the Report on Form 8-K filed with the SEC on December
                        3, 2004, and incorporated herein by reference.
       (d)(6) Mylan Laboratories Inc. 1986 Incentive Stock Option Plan, as amended to date, filed as Exhibit 10(b) to
                        Form 10-K for the fiscal year ended March 31, 1993, and incorporated herein by reference.
       (d)(7) Mylan Laboratories Inc. 1997 Incentive Stock Option Plan, as amended to date, filed as Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2002, and incorporated herein by reference.
       (d)(8) Mylan Laboratories Inc. 1992 Nonemployee Director Stock Option Plan, as amended to date, filed as Exhibit 10(l) to Form 10-K for the fiscal year ended March 31, 1998, and incorporated herein by reference.
       (d)(9) Mylan Laboratories Inc. 2003 Long-Term Incentive Plan, filed as Appendix A to Definitive Proxy Statement on
                        Schedule 14A, filed with the SEC on June 23, 2003, and incorporated herein by reference.
       (d)(10) Executive Employment Agreement dated July 22, 2002, between the registrant and Robert J. Coury, filed as
                        Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference.
       (d)(11) Amendment No. 1 to Executive Employment Agreement dated as of December 15, 2003, between the registrant and Robert J. Coury, filed as Exhibit 10.15(a) to Form 10-Q for the quarter ended December 31, 2003, and incorporated herein by reference.
       (d)(12) Executive Employment Agreement dated as of July 1, 2004, between the registrant and Edward J. Borkowski, filed as Exhibit 10.27 to Form 10-Q/A for the quarter ended September 30, 2004 and incorporated herein by reference.
       (d)(13) Executive Employment Agreement dated as of July 1, 2004, between the registrant and Louis J. DeBone, filed as
                        Exhibit 10.28 to Form 10-Q/A for the quarter ended September 30, 2004 and incorporated herein by reference.
       (d)(14) Executive Employment Agreement dated as of July 1, 2004, between the registrant and John P. O'Donnell, filed as
                        Exhibit 10.29 to Form 8-K, filed with the SEC on December 3, 2004 and incorporated herein by reference.
       (d)(15) Executive Employment Agreement dated as of July 1, 2004, between the registrant and Stuart A. Williams, filed as
                        Exhibit 10.30 to Form 10-Q/A for the quarter ended September 30, 2004, and incorporated herein by reference.
       (d)(16) Form of Employment Agreement dated as of December 15, 2003, between the registrant and certain executive officers (other than named executive officers), filed as Exhibit 10.18 to Form 10 Q for the quarter ended December 31, 2003, and incorporated herein by reference.
       (d)(17) Penederm Incorporated Employee Stock Option Plan incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8, filed with the Commission on October 5, 1998, File No. 333-65329.
       (d)(18) Penederm Incorporated 1994 Nonemployee Directors Stock Option Plan incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8, filed with the Commission on October 5, 1998, File No. 333-65327.
       (g)              Not applicable.
       (h)              Not applicable.
         _________________

         *     Filed herewith.

         **    Previously filed on Amendment No. 3 to Schedule TO on July 15,
               2005.

         ***   Previously filed on Amendment No. 2 to Schedule TO on July 11,
               2005.

         ****  Previously filed on Amendment No. 1 to Schedule TO on June 17,
               2005.

         ***** Previously filed on Schedule TO on June 16, 2005.

                                                            Exhibit (a)(5)(F)


FOR IMMEDIATE RELEASE

                                         CONTACTS:
                                         Patrick Fitzgerald (Public Relations)
                                         Mylan Laboratories Inc.
                                         724.514.1800

                                         Kris King (Investor Relations)
                                         Mylan Laboratories Inc.
                                         724.514.1800


                    MYLAN LABORATORIES ANNOUNCES PRELIMINARY
           RESULTS OF ITS MODIFIED "DUTCH AUCTION" SELF TENDER OFFER

PITTSBURGH, PA - July 17, 2005 - Mylan Laboratories Inc. (NYSE:MYL) today announced the preliminary results of its modified "Dutch Auction" self tender offer, which expired at 12:00 midnight, New York City time, on Friday, July 15, 2005. Mylan expects to accept for payment an aggregate of 51,282,051 shares of its common stock at a purchase price of $19.50 per share. These shares represent approximately 19% of the shares outstanding as of June 14, 2005. Mylan has been informed by the depositary for the tender offer that the preliminary proration factor for the tender offer is approximately 94%.

Based on the preliminary count by the depositary for the tender offer, an aggregate of 54,647,714 shares were properly tendered and not withdrawn at or below a price of $19.50, including 48,665,373 shares that were tendered through notice of guaranteed delivery. The 51,282,051 shares expected to be purchased are comprised of the 48,780,487 shares Mylan offered to purchase and 2,501,564 shares to be purchased pursuant to Mylan's right to purchase up to an additional 2% of the outstanding shares as of June 14, 2005, without extending the tender offer in accordance with applicable securities laws.

The depositary provided a preliminary count of 25,311,398 shares tendered at prices between $19.75 and $20.50 per share that are expected to be returned to shareholders. In addition, based on the preliminary count, 3,325,663 shares were tendered at prices of $19.50 or below but are expected be returned to shareholders as a result of proration.

The Company has also been informed by the depositary that there was a tender received by notice of guaranteed delivery for 26,291,200 shares at or below a price of $19.50 per share. While the exact identity of the shareholder responsible for this tender has not been disclosed, the Company is aware that entities controlled by Carl Icahn filed a form 13D with the Securities and Exchange Commission on November 1, 2004 that reported ownership of approximately the same number of shares. Based on the approximate 94% proration factor, the Company expects to purchase 24,713,728 of the shares from that tender.

The number of shares to be purchased, the price per share and the proration factor are preliminary. The determination of the final number of shares to be purchased, the final price per share and the final proration factor is subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares validly tendered and not withdrawn, the final price per share and the final proration factor will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase and return of all other shares tendered and not accepted for purchase will occur promptly thereafter. For questions and information about the tender offer, please contact the information agent, Morrow & Co., Inc., toll free at 1-800-607-0088.

Under the terms of the tender offer, Mylan offered to purchase shares of its common stock at a price not greater than $20.50 per share nor less than $18.00 per share, net to the seller in cash, without interest. Based on the final number of shares tendered and the prices specified by the tendering shareholders, Mylan will determine the lowest per share price within the range that enables it to buy up to 48,780,487 shares of its common stock.


About Mylan Laboratories

Mylan Laboratories Inc. is a leading pharmaceutical company with three principal subsidiaries, Mylan Pharmaceuticals Inc., Mylan Technologies Inc. and UDL Laboratories, Inc., that develop, license, manufacture, market and distribute an extensive line of generic and proprietary products.



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